Exhibit 99.1

Mecox Lane Limited Announces Third Quarter 2012 Results

Gross Profit Margin Up 10.0% Year Over Year

SHANGHAI, November 21, 2012 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•                  Internet platform net revenues decreased 42.8% year over year to $17.2 million, compared to $ 30.0 million in the third quarter of 2011

•                  Net revenues decreased 32.3% year over year to $36.0 million, compared to $53.1 million in the third quarter of 2011

•                  Gross profit margin increased 10.0% year over year to 36.4%, compared to 26.4% in the third quarter of 2011

•                  Gross profit1 decreased 6.6% year over year to $13.1 million, compared to $14.0 million in the third quarter of 2011

•                  Net loss was $6.1 million, compared to net loss of $14.4 million in the third quarter of 2011

Mr. Alfred Gu, Mecox Lane’s director and chief executive officer, commented, “Despite the challenges of what continues to be a fiercely competitive e-commerce sector in China, we improved our overall efficiency in the third quarter of 2012 and increased our gross margin 10.0% year over year, primarily through better management of our inventory turnover. Also, our Wujiang Logistics Center is now fully operational, serving as the backbone of our Internet platform operations and providing an essential component of our customer service. Few of our competitors can match our order-fulfillment capability of over 100,000 parcels per day. As such, we will continue to explore ways to monetize any excess capacity in this regard and plan to set up a new company to serve the logistics and order-fulfillment needs of third parties.

“At the same time, with online advertising prices still at historically high levels in the third quarter of 2012, we limited our online ad spend, and our core Internet business contracted as a result. We remain committed, however, to a conservative approach of preserving cash given current market conditions.

“We are also excited to announce that our board has approved a joint-venture agreement with Giosis Pte. Ltd., an operator of online marketplaces in several countries in Asia, to form and operate an online marketplace on our M18.com domain. Giosis is led by Mr. Young Bae Ku, the founder of Gmarket Inc., an online marketplace in Korea and eBay partner in Asia. Leveraging the technical and operational know-how of Giosis and the China market presence of Mecox Lane, we are excited by the joint venture’s potential in China’s B2C and C2C markets.

“The transaction is subject to the approval of our shareholders at an extraordinary general meeting to be held soon, and also subject to other closing conditions. If the transaction is finalized, we would refocus on our core strength of providing fashionable, value-for-money branded apparel, as well as health and beauty products, among other categories.  Moreover, we would sell our brands on the new M18.com marketplace, as well as on third-party e-commerce websites. Mecox Lane will continue to market and sell its merchandise through its call center and physical stores. In addition, we will form a new company to serve the logistics and order-fulfillment needs of its customers and third parties.,” added Mr. Gu.

1 Gross profit excludes the impact of depreciation and amortization expenses.

Third Quarter 2012 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the third quarter of 2012 and the third quarter of 2011 as in the following paragraphs.

Total Net Revenues

Total net revenues were $36.0 million in the third quarter of 2012, representing a decrease of 32.3% from $53.1 million in the third quarter of 2011. The decrease was primarily due to the decrease in net revenues from the Company’s Internet platform, as well as lower revenues from the Company’s call center and stores.

Internet Platform

Net revenues from the Internet platform were $17.2 million in the third quarter of 2012, representing a decrease of 42.8% from $30.0 million in the third quarter of 2011. The decrease was primarily attributed to a 46% decrease in the number of average monthly unique visitors as a result of the Company’s decision to limit its online advertising.

Call Center

Net revenues from the call center were $11.0 million in the third quarter of 2012, representing a decrease of 8.2% from $12.0 million in the third quarter of 2011. The decrease was primarily attributed to a decline in orders placed through the call center, which is consistent with the continuing market-wide trend in consumer behavior in China toward e-commerce shopping, along with a reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $3.8 million in the third quarter of 2012, representing a decrease of 33.9% from $5.8 million in the third quarter of 2011. The decrease was primarily due to a decline in the number of directly operated stores from an average of 115 stores in the third quarter of 2011 to an average of 85 stores in the third quarter of 2012, as well as a decrease in average store sales.

Net revenues from franchised stores were $4.0 million in the third quarter of 2012, representing a decrease of 25.0% from $5.3 million in the third quarter of 2011. The decrease in net revenues was primarily due to a decline in the number of franchised stores from an average of 300 stores in the third quarter of 2011 to an average of 265 stores in the third quarter of 2012, as well as a decrease in average store sales.

Cost of Goods Sold2

Cost of goods sold was $22.9 million in the third quarter of 2012, representing a decrease of 41.5% from $39.1 million in the third quarter of 2011. The decrease is consistent with the overall decrease in sales.

Gross Profit1 and Gross Margin

Gross profit was $13.1 million in the third quarter of 2012, representing a decrease of 6.6% from $14.0 million in the third quarter of 2011. Gross margin was 36.4% in the third quarter of 2012, compared to 26.4% in the third quarter of 2011. The increase in gross margin was primarily due to a decrease of inventory provision from $4.5 million in the third quarter of 2011 to $37.5 thousand in the third quarter of 2012 owing to improvements in managing inventory turnover, as well as the decrease in the weighting of the Internet business, which generates a lower margin than other segments, within total net revenues and selling more high-margin products through the call center.

2 Cost of goods sold excludes depreciation and amortization expenses.

Operating Expenses

Total operating expenses were $19.6 million in the third quarter of 2012, representing a decrease of 26.7% from $26.8 million in the third quarter of 2011.

Selling, general and administrative expenses were $18.8 million in the third quarter of 2012, representing a decrease of 28.7% from $26.4 million in the third quarter of 2011, which was primarily due to the combined effects of a decrease in marketing costs, as the Company limited its sales and marketing activity, and a decrease in head count and labor costs.

Loss from Operations

Loss from operations was $6.5 million in the third quarter of 2012, compared to loss from operations of $12.8 million in the third quarter of 2011.

Net Loss and Loss per ADS

Net loss was $6.1 million in the third quarter of 2012, compared to net loss of $14.4 million in the third quarter of 2011. Non-GAAP net loss3 was $5.8 million in the third quarter of 2012, compared to non-GAAP3 net loss of $13.5 million in the third quarter of 2011. Basic and diluted loss per American Depositary Share (“ADS”) attributable to Mecox Lane shareholders was $0.11 in the third quarter of 2012. One ADS represents seven ordinary shares.

Cash and Short-term Investments

As of September 30, 2012, Mecox Lane had cash and cash equivalents totaling $7.4 million, compared to $40.1 million as of December 31, 2011. Short-term investments on September 30, 2012 were $35.5 million compared to $20.6 million as of December 31, 2011, all of which were structured term bank deposits.

Giosis Mecoxlane

In November 2012, the Company’s board of directors approved an agreement with Giosis Pte. Ltd. (“Giosis”), which operates online marketplaces in several countries in Asia, to subscribe for the shares of, and contribute certain assets to, a new company, Giosis Mecoxlane Ltd. (“Giosis Mecoxlane”), in order for it to operate an online marketplace in China on the M18.com domain.

As contemplated in the transaction documents, the initial capital contributions from Giosis and Mecox Lane to Giosis Mecoxlane would be $15 million and $5 million in cash, respectively. Giosis would also contribute a non-exclusive license to its online marketplace technology and related intellectual property, as well as assemble the management team. Mecox Lane would contribute certain non-cash assets, including the domain name M18.com, along with certain trademarks.

3 Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

The consummation of the transaction is subject to the satisfaction of certain conditions to closing as described in the transaction documents, including but not limited to the approval of Mecox Lane’s shareholders. Upon the closing of the transaction, Giosis would initially hold 60% and Mecox Lane would initially hold 40% of the outstanding equity interests of Giosis Mecoxlane, assuming the conversion of the Series A Preferred Shares of Giosis Mecoxlane.

Mecox Lane plans to hold an extraordinary general meeting (“EGM”) on December 19, 2012 at 10:00 AM (Hong Kong time) on the 18th Floor of One Exchange Square, 8 Connaught Place, Central, Hong Kong to consider entering into binding agreements to complete the transaction.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8 p.m. U.S. Eastern Time on November 20, 2012 (9 a.m. Shanghai/Hong Kong Time on November 21, 2012) to discuss results and highlights from the quarter and answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.m18.com/events.cfm, at 6:30 p.m. U.S. Eastern Time on November 20, 2012 (7:30 a.m. Shanghai/Hong Kong Time on November 21, 2012).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	68973476

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq:MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6600

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet Information

	December 31,	September 30,
	2011	2012
	$	$
ASSETS
Current assets:
Cash and cash equivalents	40,097,545	7,358,424
Short-term investments	20,631,910	35,483,400
Accounts receivable, net of allowances of $64,063 and $64,063 as of December 31, 2011 and September 30, 2012, respectively	1,993,962	1,226,219
Amount due from related party	356,090	260,212
Other receivables	6,921,738	4,969,496
Advances to suppliers and prepaid expenses	2,138,815	1,605,870
Merchandise inventories	31,286,353	29,466,366
Deferred tax assets—current portion	323,911	—
Total current assets	103,750,324	80,369,987
Property and equipment, net	43,236,593	48,220,719
Prepaid land use right	6,234,620	6,102,863
Intangible assets, net	1,450,220	1,461,627
Other non-current assets	833,427	492,102
TOTAL ASSETS	155,505,184	136,647,298

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:

Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 4,886,576 and 4,407,704 as of December 31, 2011 and September 30, 2012, respectively)	23,867,229	21,793,451

Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 1,790,998 and 1,323,505 as of December 31, 2011 and September 30, 2012, respectively)	4,723,687	4,428,962
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 5,378,698 and 382,435 as of December 31, 2011 and September 30, 2012, respectively)	8,725,738	5,229,464

Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 4,142,652 and 1,973,639 as of December 31, 2011 and September 30, 2012, respectively)	5,694,457	7,131,669

Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 107,032and 6,639 as of December 31, 2011 and September 30, 2012, respectively)	1,793,016	1,812,667
Total current liabilities	44,804,127	40,396,213

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,227 and 405,250,544 shares issued, and 405,192,227 and 401,309,894 shares outstanding as of December 31, 2011 and September 30, 2012)	40,519	40,525
Additional paid-in capital	163,806,117	165,542,139
Treasury Stock	—	(489,923)
Accumulated deficit	(59,447,134)	(74,785,130)
Accumulated other comprehensive income	6,201,555	5,843,474
Total Mecox Lane Limited equity	110,601,057	96,151,085
Noncontrolling interests	100,000	100,000
Total equity	110,701,057	96,251,085
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	155,505,184	136,647,298

Mecox Lane Limited

Unaudited Consolidated Statement of Comprehensive Income

	Three-month Periods Ended September 30
	2011	2012
	$	$

Net revenues:
Internet platform	30,016,282	17,156,559
Call center	11,986,791	10,998,828
Directly operated stores	5,793,511	3,827,856
Franchised stores	5,331,126	3,998,585
Total net revenues	53,127,710	35,981,828

Cost of goods sold (excluding depreciation and amortization)
Internet platform	26,302,520	13,679,419
Call center	5,840,881	4,326,696
Directly operated stores	3,044,969	2,271,703
Franchised stores	3,933,602	2,620,502
Total cost of goods sold (excluding depreciation and amortization)	39,121,972	22,898,320

Operating expenses:
Selling, general and administrative expenses	26,416,679	18,833,646
Depreciation and amortization	1,079,672	895,668
Other operating income, net	(735,119)	(120,385)
Total operating expenses	26,761,232	19,608,929

Loss from operations	(12,755,494)	(6,525,421)
Interest income	569,937	491,363
Other income, net	757,313	(110,566)
Loss before income taxes and noncontrolling interests	(11,428,244)	(6,144,624)
Income tax benefit/(expense)	(3,009,721)	—
Net loss	(14,437,965)	(6,144,624)
Accretion of noncontrolling interest	—	77,287
Net loss attributable to noncontrolling interests	(52,247)	(77,287)
Net loss attributable to Mecox Lane Limited shareholders	(14,385,718)	(6,144,624)

Loss per ordinary share:
Basic & Diluted	(0.04)	(0.02)

Loss per ADS
Basic & Diluted	(0.25)	(0.11)

Weighted average ordinary shares used in per share calculation
Basic & Diluted	405,192,233	402,566,371

Weighted average ADS used in per share calculation
Basic & Diluted	57,884,604	57,509,482

Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	1,617,641	(79,618)
Other comprehensive income, net of tax	1,617,641	(79,618)

Comprehensive income attributable to Mecox Lane Limited shareholders	(12,768,077)	(6,224,242)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(13,539,096)	(5,780,215)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended September 30
	2011	2012
	$	$
Net loss	(14,437,965)	(6,144,624)
Add back: Share-based compensation expenses	898,869	364,409
Non-GAAP net loss	(13,539,096)	(5,780,215)